March 11, 2005


Mail Stop 0306




Daniel A. Zimmerman, President and Chief Executive Officer
Electric & Gas Technology, Inc.
3233 West Kingsley Road
Garland, Texas 75041

Via U S Mail and FAX [ (972) 271-8925 ]

Re:	Electric & Gas Technology, Inc.
	Form 10-K for the fiscal year ended July 31, 2004
	Form 10-Q for the fiscal quarter ended October 31, 2004
	File No.  0-14754

Dear Mr. Zimmerman:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. Daniel A. Zimmerman
Electric & Gas Technology, Inc.
March 11, 2005
Page 2


Form 10-K for fiscal year ended July 31, 2004

Management`s Discussion and Analysis

Results of Operations - Page 12

1. In general, MD&A should identify (and quantify) factors responsible for changes in financial statement items and discuss why those changes occurred. We see that your discussions do not consistently address "why" factors occurred. For instance, you should expand MD&A to describe why utilities revenues decreased by nearly $800,000 in 2004. Apply in future filings.

2. In future filings you should describe and quantify the impact of acquisitions on results of operations. We see, for instance, that LMT was included for only seven months in 2003, while your disclosures suggest that the entire increase in 2004 was driven by demand.

3. Please expand to more clearly identify, quantify and describe factors responsible for material changes in gross margins from period to period.  We see that gross margin materially deteriorated in
2004
despite increased revenues. If segment gross margins vary significantly, this disclosure should be segment specific. For guidance on MD&A you should refer to Item 303 to Regulation S-B and
FR-72.

4. In future filings please add a discussion of selling, general and administrative expenses. The expanded analysis should identify, quantify and describe reasons for material changes in these expenses.
We see that those expenses increased by more than a million dollars in 2004 and that you have provided no clear explanation about why. For guidance on MD&A you should refer to Item 303 to Regulation S-B and FR-72.

5. You should also add discussion about material items included in other income and expense. As previously noted, that expanded discussion should identify, quantify and describe reasons for material changes in material components of the line items. We see, for instance, material investment gains and losses and a litigation loss. Apply in future filings.




Mr. Daniel A. Zimmerman
Electric & Gas Technology, Inc.
March 11, 2005
Page 3

Liquidity and Capital Resources - Page 14

6. We note the brief reference to operating cash flows. Pursuant to
FR-72, we believe that Registrant`s should present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows.
Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Please revise your disclosures in future filings, or tell us how your discussion considers the objectives of the Release.


Financial Statements

Consolidated Balance Sheet - Page F-4

7. Unless you have a legal right of offset, the item "Due from Affiliates, net" should be disaggregated to separately present amounts "due from" versus "due to" affiliates. Apply in future filings.

Consolidated Statements of Operations - Page F-6

8. Based on the number of shares outstanding at each period-end and the share activity as presented on the Consolidated Statement of Stockholders` Deficit, weighted average shares for each year appears incorrect. We see only share issuances during the two years ended July 31, 2004. Accordingly, it is not clear how weighted average shares for either period can be less than the number of shares outstanding as of July 31, 2002. Revise future filings or advise us supplementally why the calculations are not incorrect. If you believe your calculations are correct, you should make clarifying disclosure in the footnotes to future filings. As a related matter, please note that the Consolidated Statement of Stockholders` Deficit appears to have various problems with mathematical accuracy.

Consolidated Statements of Cash Flows - Page F-9

9. Please add footnote disclosure about the cash receipt labeled "pension plan." As well, pension transactions are normally presented as operating activities. Please revise or advise us how investing classification is appropriate under the requirements of FAS 95. You should also expand Note 10 to add disclosure about this apparent cash receipt. If this is not a cash event, then it appears that the cash flow statement presentation is not correct under FAS 95. Please advise and/or revise future filings as necessary.

Mr. Daniel A. Zimmerman
Electric & Gas Technology, Inc.
March 11, 2005
Page 4


10. Please also add footnote and MD&A disclosure about the facts and circumstances leading to the $447,000 charge labeled "write-down on investment in Orasee." Apply in future filings.


Notes to the Financial Statements

11. In future filings please present a footnote describing your investments and related accounting policies, including how you identify and measure impairment. We read in Note 12 that you held marketable securities that were recently sold to an affiliate, that you hold a significant equity interest in a public company, and we see the very material impairment charge in fiscal 2004. Your disclosures about investments should conform to the requirements of
FAS 115, APB 18 and EITF 03-01.


-- Inventories - Page F-14

12. We see the significance of inventories to your balance sheet and read in Note 3 that a majority is raw materials. Please make policy disclosure about how you identify and account for inventory impairment. The policy statement should also clarify how your method is appropriate under SAB Topic 5-BB. It appears that you incurred material inventory charges in 2004. MD&A should quantify and describe reasons for significant inventory impairment charges. You should also make disclosure about the disposition of the impaired inventory. Apply in future filings.


-- Revenue and Expenses - Page F- 6

13. In future filings please present a separate section for Revenue
Recognition policies. That expanded disclosure should clarify why it is appropriate to recognize revenue at shipment, including disclosure about shipping terms. Clarify whether there are any post shipment obligations or customer acceptance protocols that could impact revenue recognition. Also, provide details of any discounts, credits or other sales incentives offered, including how those matters impact your revenue practices. Refer to EITF 01-09. For guidance please see
SAB Topic 13.



Mr. Daniel A. Zimmerman
Electric & Gas Technology, Inc.
March 11, 2005
Page 5


Note 8  Commitments and Contingencies - Page F-21

14. Refer to the caption "Litigation". In future filings please present disclosures about Litigation or, if there is none, remove the caption. Refer to FAS 5.


Note 10  Benefit Plans - Page F-22

15. We read on page F-23 that the pension plan has not recorded a $100,000 loan to an affiliate. Please explain supplementally the basis in GAAP for not recording this transaction. Also tell us and disclose why it was permissible under the provisions of the pension plan and applicable pension law to enter into this transaction. You should provide a comprehensive narrative response to this comment.

16. The plan is significantly under-funded; accordingly, you should also make clear disclosure about the business purpose of the loan, and its terms, conditions and collateral, including whether and how the plan expects to be repaid. Respond supplementally and apply the disclosure guidance in future filings.

17. Tell us whether you have had correspondence with the Pension
Benefit Guarantee Corporation about this plan, its unfunded status or the loan/distribution to Interfederal. If so, supplementally describe the substance of such correspondence.

18. As a related matter, we see disclosure that also characterizes the loan as a distribution. Supplementally and in future filings, clarify the nature the $100,000 paid to Interfederal.

19. MD&A should present a comprehensive discussion about the status of the pension plan and the related liability. You should disclose how you plan to fund the payment in 2005. You state that you will terminate the pension plan upon funding the pension liability. MD&A should disclose how much money is necessary to accomplish that objective, including when and how you plan to raise those funds. Make disclosure about the potential consequences to your business and the pension plan if you are unable to liquidate the substantial unfunded liability.

20. The pension plan appears to be curtailed as that term is defined in paragraph 6 to FAS 88. In a supplemental narrative, explain to us how your accounting for this plan conforms to the requirements of FAS
88. You should fully explain how you applied the guidance from that literature in determining that your accounting for this plan conforms to GAAP.


Mr. Daniel A. Zimmerman
Electric & Gas Technology, Inc.
March 11, 2005
Page 6


Note 12   Related Party Transactions - Page F-25

21. Future filings should explain the business purpose behind each related party transaction. For example, disclose why you advanced
$364,989 to M&M TransExchange Inc.

22. In detailed supplemental response tell us why the amounts due from Interfederal and M&M Trans Exchange are collectible. Also provide disclosure about why these (and any other) significant related party receivables are collectible. Make disclosure about how and when you expect to collect material related party receivables. If you cannot support that the amounts receivable are collectible, they should be written-off. The expanded disclosure should be presented in future filings.

23. Refer to the last paragraph on page F-26. We see no public entity named "DOL Inc". However we do find an entity named "DOL Resources Inc" who reports that you hold 19.9% in their shares in their most recently filed 10-K which was for fiscal 2001. In future filings, please clarify the name of the entity and percentage ownership. We find no record of any current trading in those shares and, in view of the lapse of time since DOL Resources made any required filings, tell us why your investment in DOL is not fully impaired.

24. As a related matter, it appears that you should apply equity method accounting for the DOL investment. Please make disclosure about how you account for that interest. You should also make all relevant disclosures under paragraph 20 to APB 18. Apply in future filings.

25. Here, and in MD&A, make full disclosure about the terms and conditions of the agreement to purchase the Interfederal facility. Apply in future filings.


Note 16  Assets held for Sale - Page F-29

26. Expand MD&A to describe how you measured the fair value of the facilities held for sale. The expanded disclosure should explain why you believe the $753,000 is recoverable. Pursuant to FAS 144, the carrying amount of the facilities held for sale should not be more than their fair values, as defined in that guidance. Also make disclosure about any contingencies related to the planned dispositions. For instance, will you need consents from secured creditors and how do you plan to liquidate the related liabilities?
Apply in future filings.


Mr. Daniel A. Zimmerman
Electric & Gas Technology, Inc.
March 11, 2005
Page 7


Other

27. Future Forms 10-Q should also be revised to apply our comments on the Form 10-KSB where those comments are applicable.


*  *  *  *  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Mr. Daniel A. Zimmerman
Electric & Gas Technology, Inc.
March 11, 2005
Page 8



In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 942-1915 or me at
(202)
942-2862, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 942-1791.



      Sincerely,


      Gary  R. Todd
								Reviewing Accountant

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